UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2025

NV REIT LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-12089

Delaware	88-4084839
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

5227 N. 7th Street, Phoenix, AZ, 85014	(602) 714-1555
(Address of principal executive offices)	Issuer’s telephone number, including area code

ITEM 1

MANAGEMENT DISCUSSION

Operating Results

The Company was created on September 7, 2022, to invest in multifamily real estate projects in and around metropolitan areas.

As of June 30, 2025, the Company had invested a total of $3,185,500 in NV REIT Operating Partnership and $739,400 in two Type B Projects:

Name of Project	Amount of Investment	Type of Investment
NV REIT Operating Partnership	$2,682,600	Equity
Venture on 17th LLC	$703,775	Loan

As of June 30, 2025, we had cash balances, including cash equivalents, of $135,580 and the book value of our assets was $11,312,414.

During the period from June 30, 2024, through June 30, 2025 (the “Operating Period”), the Company received the following distributions from these projects:

NV REIT Partnership	$73,681.65
Venture on 17th	$37,868.00
Venture on 36th	$4,385.00
Total	$115,934.65

During the Operating Period, the Company distributed $110,707.89 in cash to its shareholders.

Liquidity and Capital Resources

The Company is seeking to raise up to $73,569,900 of additional capital in this Offering by selling Class A Investor Shares to Investors. As of December 31, 2024, we had raised $4,217,794.

For the most part, we will use (and have used) the proceeds of the Offering to buy, renovate (where necessary), and operate a portfolio of real estate properties. We also expect to borrow money to finance a portion of the costs of buying and renovating property.

We have certain fixed operating expenses regardless of whether we are able to raise substantial funds in the Offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to pay dividends.

Plan of Operation

The Company continues to operate in the manner described in “OUR COMPANY AND BUSINESS.”

No matter how much more we raise in the Offering, we believe the proceeds of the Offering will satisfy our cash requirements. If we raise less than $75,000,000, we will simply make fewer investments. Although we might decide to raise more capital, we know of no reason why we would need to.

Trend Information

During the Operating Period, the Company was faced with many challenges and opportunities.

●

Our primary market risk is interest rate risk. To mitigate this risk, our Manager follows certain practices such as investing in Arizona multifamily markets with strong fundamentals. This includes markets with high occupancy rates, job growth, and rising incomes. These markets are more likely to be able to support higher rents, even if interest rates rise.

●

Investment capital flowing into multifamily has increased substantially, making it increasingly competitive to source attractive investment opportunities. Additionally, rising interest rates may negatively impact the selling price of certain of our assets.

●

Arizona, and Phoenix in particular, faces challenges related to water scarcity. This could impact the long-term sustainability of the city's growth and development, including the multifamily housing market.

●

While we expect at least some of these trends to continue in the short term, we believe there is significant cause for optimism regarding the Company’s potential moving forward.

Among these reasons are the following factors:

o

Phoenix has experienced significant job growth in recent years, driven by the technology, healthcare, and manufacturing industries. This growth has attracted a large number of people to the area, increasing demand for housing, including multifamily units.

	o	Millennials and Gen Z: These generations are more likely to rent than own homes, especially in high-cost cities. This trend is driving the growth of the multifamily housing market.

o

Remote Work and Lifestyle Changes: The rise of remote work has allowed people to live in more affordable suburban or rural areas, but many still prefer the amenities and social aspects of city living. This trend is driving demand for multifamily housing in secondary cities and suburbs.

o

Compared to other major cities, Phoenix is still relatively affordable, making it an attractive destination for both residents and businesses. This has contributed to the strong growth of the multifamily housing market.

Although we have no way of knowing if these trends will continue in the future, we believe that the balance of the evidence shows favorable operating conditions for the Company moving forward.

ITEM 2

OTHER INFORMATION

None.

ITEM 3

FINANCIAL STATEMENTS

NV REIT, LLC

A Delaware Limited Liability Company

Consolidated Financial Statements

Unaudited

June 30, 2025

NV REIT, LLC

NV REIT, LLC

Consolidated Balance Sheets

	June 30,	December 31,
ASSETS	2025	2024
Current assets:
Cash and cash equivalents	$135,580	$270,742
Accounts receivable	5,914	5,914
Due from related party	58,797	68,243
Prepaid expenses	8,548	4,914
Total current assets	$208,839	$349,813
Investments	739,400	793,775
Real estate assets, net	10,062,981	10,096,640
Deposits	6,543	7,160
Deferred offering costs	87,155	65,026
Other assets	-	-
Total assets	$11,104,918	$11,312,414

LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
Accounts payable and accrued expenses	$62,871	$41,560
Due to related party	129,692	149,876
Unearned income	79,824	81,306
Loans, current portion	2,254,639	109,548
Total current liabilities	2,527,026	382,290
Loans, net of current portion	5,221,968	7,253,641
Total liabilities	7,748,994	7,635,931
Members' equity:
Common shares
Investor shares outstanding are 46,189 and 42,176 as of June 30, 2025 and December 31, 2024, respectively	4,615,188	4,217,794
Accumulated deficit	(2,222,119)	(1,737,046)
Non-controlling interests	962,855	1,195,735
Total members' equity	$3,355,924	$3,676,483
Total liabilities and members' equity	$11,104,918	$11,312,414

See accompanying notes, which are an integral part of these financial statements.

NV REIT, LLC

Consolidated Statements of Operations

For the Six Months Ended June 30, 2025 and 2024 (Unaudited)

	Six Months Ended June 30,
	2025	2024
Revenue
Rental income	$538,708	$478,961
Total revenue	538,708	478,961

Operating expenses:
Sales and marketing	8,840	8,420
General and administrative expenses	16,182	38,524
Insurance expense	17,036	11,406
Management fee	79,587	29,760
Professional fees	23,128	130,152
Repairs and maintenance	52,718	89,472
Property management fees	43,896	47,591
Utilities	48,234	33,070
Property taxes	8,816	3,279
Acquisition fees	67,000	90,000
Depreciation expense	141,919	142,835
Total operating expenses	507,356	624,509
Income (loss) from operations	31,352	(145,548)
Other income (expense):
Interest expense	(178,575)	(174,193)
Investment income	224,126	97,644
Other income	11,290	1,869
Total other income (expense)	56,841	(74,680)
Net Income (loss)	$88,193	$(220,228)

Weighted Average Shares	45,217	33,602
Income (loss) per share	1.95	(6.55)

See accompanying notes, which are an integral part of these financial statements.

NV REIT, LLC

Consolidated Statement of Changes in Members’ Equity (Deficit)

For the Six Months ended June 30, 2025 and 2024 (Unaudited)

							Total
	Common Shares		Investor Shares		Accumulated	Non-Controlling Interests	Members'
	Share	Amount	Shares	Amount	Deficit		Equity
Balances at December 31, 2023	-	$-	27,806	$2,778,425	$(2,418,610)	$803,846	$1,163,661
Issuance of investor shares for proceeds	-	-	4,342	434,175		-	434,175
Contributions		-					-
Distributions	-	-			(160,620)	(82,710)	(243,330)
Net gain (loss)	-	-			(146,385)	(73,843)	(220,228)
Balances at June 30, 2024	-	$-	32,148	$3,212,600	$(2,725,615)	$647,293	$1,134,278

Balances at December 31, 2024			42,176	$4,217,794	$(1,737,046)	$1,195,735	$3,676,483
Issuance of investor shares for proceeds	-	-	5,641	564,100	-		564,100
Redemption	-	-	(1,628)	(162,800)	-	-	(162,800)
Cancellation	-	-	(31)	(3,118)			(3,118)
Pending Shares			(8)	(788)			(788)
Distributions	-	-	-	-	(553,258)	(252,888)	(806,146)
Net loss	-	-	-	-	68,185	20,008	88,193
Balances at June 30, 2025	-	$-	46,150	$4,615,188	$(2,222,119)	$962,855	$3,355,924

See accompanying notes, which are an integral part of these financial statements.

NV REIT, LLC

Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2025 and 2024 (Unaudited)

	Six Months Ended June 30,
	2025	2024
Cash flows from operating activities:
Net Income (loss)	$ 88,193	$ (220,228)
Adjustments to reconcile net loss to net provided by (used in) operating activities:
Depreciation	141,919	142,835
Amortization of debt discount	-	7,340
Management fees to related party	123,483	77,351
Change in operating assets and liabilities:
Accounts receivable	(1,451)	(43,709)
Prepaid expenses and other assets	21,704	(2,990)
Deposits	(6,729)	11,968
Accounts payable and accrued expenses	(33,737)	102,145
Unearned income	(9,853)	53,894
Net cash provided by operating activities	323,529	128,606
Cash flows from investing activities:
Purchase of investments	(35,000)	(38,000)
Return of Capital from investment	123,375	-
Net cash used in investing activities	88,375	(38,000)
Cash flows from financing activities:	-
Advances from related party	(70,895)	(81,633)
Repayments of loans	(302,789)	(156,992)
Issuance of shares for proceeds	564,100	434,175
Redemption of shares	(162,800)	-
Deferred offering costs	-	(3,539)
Distributions	(532,512)	(169,946)
Net cash provided by (used in) financing activities	(504,896)	22,065
Net change in cash and cash equivalents	(92,992)	112,671
Cash and cash equivalents at beginning of period	270,742	28,651
Cash and cash equivalents at end of period	$ 135,580	$ 141,322

Supplemental information for cash flow activities:		-
Cash paid for interest	162,886	96,814
Cash paid for taxes	-	-

See accompanying notes, which are an integral part of these financial statements.

NV REIT, LLC

Notes to Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

1. Nature of Operations

NV REIT, LLC (the “Company”) is a Delaware limited liability company formed on September 7, 2022 to invest in real estate projects using crowdfunding to expand the audience to potential non-accredited investors. The projects are mostly in and around primary cities and focus on investing in multifamily real estate.

On February 28, 2023, the Company acquired 100% of the membership interests of Venture on Williams, LLC (“Williams”), a Delaware limited liability company, for $2,234,648. Williams was formed to invest in a real estate property located at 407 N. Williams in Mesa, Arizona. Williams was formed by the Company’s management and had common management and control at the time of the acquisition. As such, the Company accounted for the purchase as a commonly controlled transaction, and the consolidated financial statements have been prepared using retrospective consolidation of the entities.

In January 2024, the Company established NV REIT Partnership LLC (“UPREIT”) for the purpose of holding its investments in stabilized multifamily real estate.

On July 1, 2024, pursuant to a Contribution Agreement entered into between the Company and UPREIT, the Company transferred 100% of its membership interest in Williams to UPREIT in exchange for Class A units in the operating partnership. As this transaction occurred between entities under common control within the Company’s UPREIT structure, the deconsolidation of Williams was accounted for retrospectively. The resulting gain on deconsolidation of Williams was recognized in the fiscal year ended December 31, 2023, consistent with the Company’s accounting policy for common control transactions. Following the contribution, Williams is no longer directly owned by the Company.

On July 15, 2024, UPREIT purchased a controlling interest in Venture at Mountain View, LLC (“MV”). As this transaction occurred between entities under common control within the Company’s UPREIT structure, the consolidation of MV is accounted for retrospectively.

On January 31, 2025 the UPREIT acquired member interests in a 17-unit property in Flagstaff Arizona, Venture on Elden LLC (“Elden”), by exchanging 23,935 Class A UPREIT shares (valued at $100 per share) for members’ interests in Elden. NV REIT LLC acquired 896 of the exchanged shares from Elden investors who chose not to participate in the UPREIT.

As a consequence of the above three transactions, the Company holds an indirect interest of approximately 45.9% through its ownership in UPREIT. The remaining approximate 54.1% is held by third-party limited partners, and accordingly, the Company has recognized a non-controlling interest (“NCI”) in the consolidated financial statements.

2. Summary of Significant Accounting Policies

i. Basis of Presentation and Principles of Consolidation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted a calendar year as its fiscal year.

The accompanying consolidated financial statements include the accounts of NV REIT LLC (the “Company”), its majority-owned subsidiaries, and entities in which the Company has a controlling financial interest. As of June 30, 2025, the Company owned 45.9% of the outstanding units of the UPREIT structure through which it indirectly holds controlling interests in Williams, Mountain View, and Elden. Accordingly, their financial results have been consolidated in the Company's financial statements for all periods presented.

In accordance with ASC 805-50-15-6, the Company determined that the acquisition of Williams and Mountain View by the UPREIT was a reorganization of entities under common control. Therefore, in accordance with ASC 250-10-45-21 and ASC 805-50, the financial statements require retrospective consolidation of the entities for all periods presented. As per ASC 810-10-45-10, all intercompany transactions and balances from intercompany transactions are eliminated in consolidation.

NV REIT, LLC

Notes to Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

ii. Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

iii. Cash and Cash Equivalents

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

iv. Accounts Receivable

Accounts receivable are derived from rental income services and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

v. Concentrations of Risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company does not have cash accounts whose balances are in excess of the FDIC insurance limit of $250,000.

Currently the Company has invested in two multi-family projects located in the same metropolitan area of Phoenix, Arizona and a third within the same state of Arizona.

vi. Fair Value Measurements

The Company utilizes the fair value hierarchy to apply fair value measurements. The fair value of a financial instrument is the price that would be received to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based on quoted market prices; however, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. U.S. GAAP excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

Financial Accounting Standards Board (FASB) ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1 - Inputs to valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 - Inputs to the valuation methodology include:

•Quoted prices for identical or similar assets or liabilities in active markets.

•Quoted prices for identical or similar assets or liabilities in inactive markets.

NV REIT, LLC

Notes to Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

•Inputs other than quoted prices that are observable for the asset or liability.

•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology and model are unobservable and significant to the fair value measurements.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Except as discussed below, the carrying amounts reported in the financial statements approximate their fair value.

vii. Investment in Venture on 17th

On August 24, 2023, the Company invested in Venture on 17th LLC, originally receiving a member interest in an Arizona limited liability company (the “Project Entity”), but consequently recategorizing its investment in the Project Entity to a debt instrument. As of June 30, 2025 and December 31, 2024, the outstanding balance to the Project Entity was $739,400 and $704,400 respectively. The loan matures on the earlier of December 26, 2026, or upon the sale or dissolution of the real estate project owned by the Project Entity. The loan bears interest at 15% per year. Interest is payable monthly, with all principal and accrued interest due at maturity.

The investment in the Project Entity was accounted for as Level 3 instrument. As of June 30, 2025 and December 31, 2024, the Company determined that cost approximated fair value of the investment, and as such, included $739,400 and $704,400, respectively, on the consolidated balance sheet. As such, there was no change in fair value recorded.

The Company evaluated the fair value at June 30, 2025, and December 31, 2024, and determined no impairment was necessary.

During the six-month periods ending June 30, 2025, and 2024, the Company recognized $37,868 and $35,575 respectively, in investment income pertaining to the Project Entity.

viii. Investment in Venture on 36th

During the six-month period ended December 31, 2024, the Company entered into a series of unsecured promissory note agreements with Venture on 36th St LLC, an Arizona limited liability company (the “Project Entity”), totaling $90,000 as of December 31, 2024. The notes were executed on August 20, 2024, September 5, 2024, and December 5, 2024, in the principal amounts of $50,000, $25,000, and $15,000, respectively. Additional notes were made on January 10, 2025, for $12,000, April 10, 2025 for 4,000, April 16, 2025 for $20,000  and on May 10, 2025, for $10,000. The notes were paid in full on May 20, 2025.

The notes bear simple interest at rates ranging from 5% to a maximum of 15% per annum, with interest subject to quarterly adjustment. Interest is payable monthly, with principal and any accrued but unpaid interest due upon maturity. The notes are unsecured and are not convertible into equity. Repayment is required in lawful U.S. currency and payments are first applied to accrued interest, then principal.

The Company classified this investment as a Level 3 financial instrument under the fair value hierarchy due to the absence of observable market inputs. As of both June 30, 2025, and December 31, 2024, and the respective investment dates, the Company determined that cost approximated fair value, and no change in fair value or impairment was recognized.

The Company recognized $4,385 in interest income from this investment for the six months ended June 30, 2025, which is included in investment income on the consolidated statements of operations.

NV REIT, LLC

Notes to Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

ix. Real Estate Assets, net

The Company categorizes real estate assets as either held-for-investment or held-for-sale.

Real estate assets held-for-investment are stated at the lower of depreciated cost or fair value, if deemed impaired. Major replacements and betterments are capitalized and depreciated over their estimated useful lives. Depreciation is computed on a straight-line basis over the useful lives of the properties. The Company evaluates the recoverability of the carrying value of its real estate assets held-for-investment using the methodology prescribed in ASC Topic 360, “Property, Plant and Equipment.” Factors considered by management in evaluating impairment of its existing real estate assets held-for-investment include a) significant declines in property operating profits or recurring annual operating losses; and b) other significant adverse changes in general market conditions that are considered permanent in nature. Under ASC Topic 360, a real estate asset held-for-investment is not considered impaired if the undiscounted estimated future cash flows of the asset are greater than its carrying value.

The Company’s real estate held-for-investment includes the cost of the purchased property, including the building and related land, allocated capitalized title fees and relevant acquisition expenses, and improvements. The Company allocates the land value of each acquired property using a third-party valuation. All capitalized property costs, except for the value attributable to the land, are depreciated using the straight-line method over the estimated useful life of 29.5 years.

The Company has a policy to classify real estate assets as held-for-sale. An asset is classified as being held for sale after the approval of management and after an active program to sell the asset has commenced. Upon the classification of a real estate asset as held-for-sale, the carrying value of the asset is reduced to the lower of its net book value or its estimated fair value, less costs to sell the asset. Subsequent to the classification of assets as held-for-sale, no further depreciation expense is recorded.

Real estate assets held-for-sale are separately stated on the consolidated balance sheet. As of both June 30, 2025 and December 31, 2024 the Company had no real estate assets held-for-sale.

x. Cost Capitalization

A variety of costs are incurred to bring a property to its useful state; such as costs of acquisition, development, construction, interest carrying charges, real estate taxes, salaries and administrative costs. After determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete, and capitalization must cease, involves a degree of judgment. The Company’s capitalization policy on development properties is guided by ASC Topic 835-20 “Interest – Capitalization of Interest” and ASC Topic 970 “Real Estate – General.” Capitalization of costs cease when the project is deemed “put to use”.

xi. Prepaid Expenses and Security Deposits

The Company paid certain expenses in advance for various operating expenses. These charges are expensed over the term of the contract based on the period the purchased services are rendered. The average length of each contract is one year or less.

xii. Organizational Costs

In accordance with FASB Accounting Standards Codification (ASC) 720-15, the Company expenses organizational costs when incurred.

NV REIT, LLC

Notes to Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

xiii. Deferred Offering Costs

The Company complies with the requirements of ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, costs directly attributable to that offering are capitalized as deferred offering costs, then charged to additional paid-in capital upon the completion of an offering, or to expense if the offering is not completed. As of June 30, 2025 and December 31, 2024, the Company had capitalized deferred offering costs of 65,151 and $65,026, respectively.

xiv. Non-controlling interests

Non-controlling interests represent that portion of the UPREIT and its consolidated subsidiaries that are not owned by the Company. These interests are recognized in equity in the consolidated balance sheets, separately from members’ capital, and in net income attributable to non-controlling interests in the consolidated statements of operations. As of June 30, 2025, the non-controlling interest represents 54.1% ownership in the UPREIT.

xv. Revenue Recognition

The Company has adopted Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (Topic 606). The core principle of Topic 606 is that revenue shall be recognized when goods and services promised under a contract are transferred to the customer and for which the Company is reasonably entitled to compensation. Topic 606 provides for a comprehensive five-step approach for recognizing revenue: 1) Identify the contract with a customer; 2) identify the performance obligations in the contract; 3)determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company recognizes rental income evenly on a monthly basis when earned. During the six-month periods ended June 30, 2025 and 2024, the Company recognized rental income of $538,708 and $478,961 respectively.

xvi. Unearned Income

The Company receives security deposits and prepaid rent from rental tenants at the start of each lease. The Company records the deposits as unearned income that will be recognized as revenue, or returned to the tenant, at the end of the lease-term.

xvii. Acquisition Fees

Acquisition fees, on potential real estate acquisitions, are expensed as incurred. For the six-month periods ended June 30, 2025 and 2024, the Company had acquisition fees of $67,000 and $90,000 respectively.

xviii. Income Taxes

The Company has elected to be taxed as a Real Estate Investment Trust under IRC Section 856. Its subsidiaries are limited liability companies whose taxable income or loss flows through to the Company. Pursuant to IRC Section 857, the Company is able to deduct dividends paid to shareholders against taxable REIT income. Since there is currently a loss, no provision for income tax has been recorded in the statements.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statement, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Management has concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

NV REIT, LLC

Notes to Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

The Company may, in the future, become subject to federal, state and local income taxation though it has not been since its inception. Also, the Company is not presently subject to any income tax audit in any taxing jurisdiction.

xix. Earnings/(Loss) per Membership Interest

Upon completion of an offering, the Company complies with the accounting and disclosure requirements of ASC Topic 260, “Earnings per Share.” Earnings/(loss) per membership interest (“EPMI”) is computed by dividing net income/(loss) by the weighted average number of outstanding membership interests during the period.

3. Going Concern

The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $2,039,413 as of June 30, 2025 and incurred net income of $88,193 and a loss of $220,238 for the six-month periods ended June 30, 2025 and 2024, respectively. As of June 30, 2025, the Company has $135,580 in cash, an operating working capital deficit of $118,187, and a short-term balloon payment of $2,200,000 due on a property. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

4. Real Estate Assets, Net

The following is a summary of real estate assets, net:

	June 30,	December 31,
	2025	2024
Buildings	$6,418,386	$4,192,557
Land	2,779,000	1,819,000
Improvements	1,925,314	1,074,916
Total cost	11,122,700	7,086,473
Accumulated depreciation	(1,201,833)	(675,037)
Real estate assets, net	$9,920,867	$6,411,436

Depreciation expense for the six-month periods ended June 30, 2025 and 2024 was $141,919 and $142,835 respectively.

5. Loans, Net of Unamortized Debt Discount

Williams loan

In May 2022, Williams refinanced its original acquisition loan of $2.8 million for a new loan of $2,850,000 at better terms; an initial interest rate of 3.81% to adjust after five years; a maturity date of May 15, 2032; and monthly payments beginning at $13,406 with annual adjustments This loan is secured by the real estate property of Venture on Williams.

NV REIT, LLC

Notes to Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

Mountain View loan

On February 28, 2022, Venture at Mountain View LLC (“Mountain View”) obtained a loan from Washington Federal Bank in the principal amount of $2,450,000 for the refinancing of a property located at 9633 North 17th Avenue, Phoenix, Arizona. The loan is secured by the real estate property of Venture at Mountain View and matures on March 15, 2032.

The loan requires monthly principal and interest payments of $11,130.75 for the first 60 months, with interest accruing at a fixed rate of 3.53% per annum. Beginning in year six, the loan transitions to a variable interest rate structure based on the “365 Days Intermediate Term Fixed Rate Bullet” published by the Federal Home Loan Bank of Des Moines, plus a margin of 2.5%, rounded to the nearest 0.125%. The rate is subject to annual adjustments. The final balloon payment is due on maturity.

The loan includes a prepayment penalty of 1% if repaid within the first five years, and contains standard financial and operational covenants, including a required debt service coverage ratio in excess of 1.15x and ongoing reporting obligations. The borrower is currently in compliance with all covenants as of the reporting date.

Elden loans

In April 2021, Venture on Elden LLC acquired property in Flagstaff Arizona for $3,200,000 with a $2,200,000 seller carryback with terms of interest only monthly payments at a rate of 6% per annum to mature with a balloon payment on April 30, 2026.

During 2024, two former members of Venture on Elden LLC converted their capital to bridge financing totaling $410,000.

The following is a summary of loans net of unamortized debt discount:

	June 30,	December 31,
	2025	2024
Principal outstanding	$7,181,964	$7,236,374
Less: unamortized debt discount	(208,431)	(219,176)
	$6,973,533	$7,017,198

During the six-month periods ending June 30, 2025, and 2024, the Company incurred $178,575 and $174,193 respectively, in interest expense pertaining to the above loans.

During the six-month periods ending June 30, 2025, and 2024, the Company amortized $13,095 and $11,307 of debt discount to interest expense. As of June 30, 2025, there was $208,431 in debt discount remaining.

The following is a summary of the Williams loan future annual minimum payments per the loan as of June 30, 2025:

Williams

YE Dec 31,	Begin Bal	Princ Pmt	End Bal
2025	2,714,972	57,081	2,657,891
2026	2,657,891	59,326	2,598,565
2027	2,598,565	61,658	2,536,907
2028	2,536,907	63,808	2,473,099
2029	2,473,099	66,592	2,406,508
Therafter	2,406,508	2,406,508	-

NV REIT, LLC

Notes to Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

The following is a summary of the Mountain View loan future annual minimum payments per the loan as of June 30, 2025:

Mountain View

YE Dec 31,	Begin Bal	Princ Pmt	End Bal
2025	2,321,402	52,467	2,268,935
2026	2,268,935	54,349	2,214,586
2027	2,214,586	56,299	2,158,287
2028	2,158,287	58,319	2,099,968
2029	2,099,968	60,411	2,039,556
Therafter	2,039,556	2,039,556	-

6. Members’ Equity

The Company is managed by Neighborhood Ventures Inc., a Delaware corporation and managing member of the Company (“Neighborhood Venture” or the “Manager”). The Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company’s business.

The limited liability company interests of the Company are denominated by 20,000,000 shares, consisting of 1,000,000 common shares and 19,000,000 investor shares. Of the investor shares, 750,000 have been designated as Class A investor shares. Class A investor shares do not have voting rights. The Manager owns all of the common shares. The Manager has not contributed any capital to the Company. Each investor member will contribute to the capital of the Company the amount specified in their respective investment agreement.

During the year ended December 31, 2024, the Company issued 14,870 Class A investor shares for net proceeds of $1,486,957 and redeemed 476 Class A investor share for $47,588.

Since December 31,2024, NV REIT LLC has raised $564,100 for 5,641 NV REIT LLC Class A Investor Shares and redeemed $162,800 for 1628 NV REIT LLC Class A Investors shares as of June 30, 2025.

Since December 31,2024, the UPREIT has raised $2,115,900 from the investment in Elden.  They have also redeemed $56,800 for 568 UPREIT Class A shares as of June 30, 2025.

Distributions of ordinary operating cash flow will be in the following order of priority:

●First, investors will receive all the operating cash flow until they have received a 6% cumulative, non-compounded annual return on their invested capital (“Preferred Return”)

●Second, any remaining operating cash flow will be distributed 80% to the investors on a pro rata basis, and 20% to the owner of the common shares.

Distributions of the net proceeds from capital transactions will be made in the following order or priority:

●First, investors will receive all the net proceeds until they have received their entire Preferred Return.

●Second, investors will receive any remaining net proceeds to return an allocable portion of the capital they invested.

●Third, any remaining net proceeds will be distributed 80% to the investors on a pro rata basis, and 20% to the owner of the common shares.

During the six-month periods ending June 30, 2025 and 2024, the Company made preferred distributions totaling 142,144 and $160,800, respectively.

The Manager has the authority to divide the investor shares into one or more classes by adopting one or more authorizing resolutions. The Manager may establish, with respect to each class of investor shares, its voting powers,

NV REIT, LLC

Notes to Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

conversion rights or obligations, redemption rights or obligations, preferences as to distributions, and other matters. The Manager may, at any time, cause the Company to purchase all of any portion of the investor shares owned by a member the Manager determines that all or any portion of the assets of the Company would, in the absence of such purchase, more likely than not be treated as “plan assets .” Furthermore, the Manager may, at any time, cause the Company to purchase all or any portion of the investor shares owned by a member if the Manager determines that such purchase would be beneficial in allowing the Company to retain its status as a REIT. The Manager may cause the Company to purchase investor shares for other bona fide business reasons.

Unless otherwise agreed in writing between the selling investor and the buyer, the price of Class A investor share purchased and sold shall be the amount the investor would have received with respect to such Class A investor share had the net asset value been distributed in compete liquidation of the Company, less the following discount:

The Discount Shall be:
Redemption Availability for Years Following Investment:
No redemptions can be made in the first year.	-
More than one year but not more than two years.	3%
More than two years but not more than three years.	2%
More than three years.	1%

The Manager may, in its sole discretion, make and pay distributions to members, subject to the terms of any authorizing resolutions on preferred shares. There is no guaranty that the Company will be able to make any distributions, even to return capital to investors. In determining the amount and timing of distributions, the Manager may take into account the following items of income and expense, including net rental income from properties owned by the Company, net proceeds from the sale or refinancing of property, debt service on indebtedness of the Company, capital expenditures of the Company, fees paid to the Manager and its affiliates, fees paid to third parties and all of the operating expenses of the Company.

The Manager may, but shall not be required to, lend money to the Company in the Manager’s sole discretion.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

7. Related Party Transactions

The Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company’s business. The Company and the Manager intend to enter into a management services agreement setting forth some of the duties and responsibilities of the Manager. However, that agreement shall not limit the powers of the Manager.

The Company may retain the Manager whereby the Manager will receive fees and expense reimbursements for services relating to the Company’s offering, investment management, and management of properties.

The Manager will be entitled to an annual asset management fee equal to 2% of the aggregate capital accounts of the members.

Where the Company owns property directly or is the sole owner of an entity that owns property, the Manager will receive an acquisition fee equal to 2% of the total purchase price of each property.

NV REIT, LLC

Notes to Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

Where the Company owns property directly or is the sole owner of an entity that owns property, the Manager will receive a disposition fee equal to 0.5% of the total sale price of each property.

The Manager is entitled to receive 20% of all distributions after investors have received a 6% annual, non-compounded return on their invested capital and, in the case of distributions from capital transactions, a return of their capital.

Costs and expenses incurred by the Manager on behalf of the Company or its subsidiaries shall be reimbursed in cash monthly to the Manager within five business days of receipt by the Company from the Manager of a statement of such costs and expenses. Cost and expense reimbursement to the Manager shall be subject to adjustment at the end of each calendar year in connection with the annual audit of the Company.

The Company also expects the following transactions with related parties:

•The Company expects to pay ABI Multifamily a 3-5% commission on the gross sales price of each real estate transaction. John Kobierowski, a related party to the Company, is the co-founder and Senior Managing Partner of ABI Multifamily.

•The Company expects to pay Effortless VR LLC a 20-30% commission on any short-term rental income. The Manager is a significant shareholder of Effortless VR LLC.

•On November 29, 2023, Venture on Williams entered into a property management agreement with Venture Residences LLC, a related party, and replaced Sundial Real Estate (a third-party PM servicer)

During the six-month periods ended June 30, 2025 and 2024, the Company incurred asset management fees totaling $79,587 and $29,760 which were paid to a related party.

During the six-month periods ended June 30, 2025 and 2024, the Company incurred acquisition and/or disposition fees totaling $67,000 and $90,000 respectively and property management fees of 43,896 and $47,591, respectively, which were paid to a related party.

As of June 30, 2025 and December 31, 2024, the Company had outstanding obligations to related parties  of $102,681 and $46,075 respectively. The nature of these amounts include management fees expenses paid on the Company’s behalf and advances from related parties. The amounts are unsecured, due on demand, and non-interest bearing.

Refer to Note 2 for the discussion of the Project Entities.

8. Recent Accounting Standards Updates

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective are not expected to have a material impact on the Company’s financial position or results of operations upon adoption.

Adopted Standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14,Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard effective at its inception date.

NV REIT, LLC

Notes to Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. The Company adopted the ASU upon inception, and it did not have any effect on the consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). This standard establishes an impairment model (known as the current expected credit loss (“CECL”) model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of expected credit losses, which is intended to result in a timelier recognition of losses. Under the CECL model, entities will estimate credit losses over the entire contractual term of the instrument (considering estimated prepayments but not expected extensions or modifications) from the date of initial recognition of the financial instrument. Measurement of expected credit losses are to be based on relevant forecasts that affect collectability. The scope of financial assets within the CECL methodology is broad and includes trade receivables from certain revenue transactions and certain off-balance sheet credit exposures. Different components of the guidance require modified retrospective or prospective adoption.

In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic815, Derivatives and Hedging, and Topic 825, Financial Instruments, which amends and clarifies several provisions of Topic 326. In May 2019, the FASB issued ASU 2019-05, Financial Instruments-Credit Losses (Topic 326): Targeted Transition Relief, which amends Topic 326 to allow the fair value option to be elected for certain financial instruments upon adoption. ASU 2019-10 extended the effective date of ASU 2016-13 until December 15, 2022. The Company adopted this new guidance, including the subsequent updates to Topic 326, on January 1, 2023 and the adoption did not have a material impact on the Company’s consolidated financial statements and related disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements and will adopt new accounting pronouncements as they are issued and are applicable under the circumstances.

9. Commitments and Contingencies

The Company and each Series may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

10. Subsequent Events

Management has evaluated all subsequent events through September 25, 2025, the date the consolidated financial statements were available to be issued and has no material matters to disclose.

ITEM 4

None.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NV REIT LLC

By:	/s/ Jamison Manwaring
Jamison Manwaring, Chief Executive Officer

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed by the following persons in the capacities and on the dates indicated.

/s/Jamison Manwaring

Jamison Manwaring,

Co-Founder and Chief Executive Officer of Neighborhood Ventures, Inc

September 30, 2025